MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
First Quarter Ended March 31, 2021

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 3, 2021, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended March 31, 2021 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2020 and the related MD&A included in the 2020 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com.
ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company’s operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.
IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

IAMGOLD Mining District
Operating Mine
Development Project
Advanced Exploration
Strategic Equity Interest
Ontario
CHIBOUGAMAU DISTRICT
Nelligan
Monster Lake
Grand Duc
Fayolle
COTÉ DISTRICT
Coté Gold
Westwood
Rouyn
Gosselin
Québec
ABITIBI DISTRICT
NORTH AMERICA REGION
Camp Caiman
Loma Larga (INV Metals)
Pitangui
Rosebel (incl. Saramacca)
Suriname
ROSEBEL DISTRICT
French Guiana
SOUTH AMERICA REGION
Senegal
Mali
ESSAKANE DISTRICT
Essakane
Boto Gold
BAMBOUK DISTRICT
Diakha-Siribaya
Karita
Burkina Faso
Guinea
WEST AFRICA REGION

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1Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	2

FINANCIAL AND OPERATING HIGHLIGHTS

In the first quarter 2021, the Company made good progress toward its operating and development goals. The operations generated $89.5 million in mine-site free cash flow and available liquidity at the end of the quarter was approximately $1.5 billion. Production was strong at Essakane and as expected at Westwood’s Grand Duc open pit, with Rosebel and the Saramacca satellite deposit impacted by unusually heavy seasonal rains and COVID-19 restrictions. The carbon-in-leach ("CIL") mill upgrade at Essakane was completed and camp expansions at Rosebel continue. Major earthworks started ahead of schedule at the Côté Gold construction project, with the project achieving 18% completion by March 31, 2021. The Boto Gold development project continues to be de-risked with the advancement of essential infrastructure work, including the access road and camp construction. The following table summarizes certain operating and financial results for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020.

	Q1 2021	Q4 2020	Q1 2020
Key Operating Statistics
Gold production – attributable (000s oz)	156	169	170
Gold sales – attributable (000s oz)	153	172	159
Average realized gold price[1] ($/oz)	$1,781	$1,865	$1,603
Cost of sales[2] ($/oz)	$1,075	$1,045	$1,054
Total cash costs[1] ($/oz)	$1,052	$998	$993
All-in sustaining costs[1] ($/oz)	$1,238	$1,294	$1,230
Gold margin[1] ($/oz)	$729	$867	$610
Financial Results[3] ($ millions, except where noted)
Revenues	$297.4	$347.5	$274.5
Gross profit	$44.2	$84.0	$31.9
Net earnings (loss) attributable to equity holders	$19.5	$59.0	$(34.4)
Net earnings (loss) per share attributable to equity holders	$0.04	$0.12	$(0.07)
Adjusted net earnings (loss) attributable to equity holders[1]	$6.2	$19.1	$(4.9)
Adjusted net earnings (loss) per share attributable to equity holders[1]	$0.01	$0.04	$(0.01)
Net cash from operating activities	$101.7	$128.7	$44.0
Net cash from operating activities before changes in working capital[1]	$82.5	$108.0	$72.8
Mine-site free cash flow[1]	$89.5	$77.7	$14.1
Capital expenditures[4] – sustaining	$13.7	$27.3	$14.8
Capital expenditures[4] – expansion	$88.8	$79.1	$52.7
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$967.8	$947.5	$802.2
Long-term debt	$466.7	$466.6	$419.1
Available credit facility	$498.2	$498.3	$499.6
1Throughout this MD&A, gold margin, net cash flow from operating activities before changes in working capital, mine-site free cash flow, average realized gold price per ounce sold, adjusted net earnings (loss) attributable to equity holders, total cash costs per ounce produced, and all-in sustaining costs per ounce sold are non-GAAP financial performance measures with no standard meaning under International Financial Reporting Standards ("IFRS"), and are further discussed in the non-GAAP performance measures section.
2Throughout this MD&A, cost of sales, excluding depreciation, as disclosed in note 30 of the consolidated interim financial statements, is expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
3Financial results from continuing operations.
4Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	3

Attributable Gold Production (000s oz)

156
7
47
102
169
14
52
103
170
22
64
84
Q1 2021
Q4 2020
Q1 2020
Essakane
Rosebel
Westwood

Gross Margin
15%
24%
12%
$297.4
$253.2
$347.5
$263.5
$274.5
$242.6
Q1 2021
Q4 2020
Q1 2020
Revenue ($ millions)
Cost of sales ($ millions)
Gross margin (%)

Q1 2021 vs Q4 2020 Revenues
($ millions)
$347.5
$(14.0)
$(35.4)
$(0.7)
$297.4
Q4 2020
Price
Volume
Other
Q1 2021

Q1 2021 vs Q1 2020 Revenues
($ millions)
$274.5
$29.7
$(5.6)
$(1.2)
$297.4
Q1 2020
Price
Volume
Other
Q1 2021

Cost of sales¹, Total cash costs² and
All-in sustaining costs²
156
169
170
153
172
159
$1,238
$1,294
$1,230
$1,075
$1,052
$1,045
$998
$1,054
$993
Q1 2021
Q4 2020
Q1 2020
Cost of sales¹ ($/oz)
Total cash costs² ($/oz)
All-in sustaining costs² ($/oz)
Attributable production (000s oz)
Attributable sales (000s oz)

Net cash from operating activities and Mine-site free cash flow[2]

$1,781
$1,865
$1,603
$101.7
$89.5
$128.7
$77.7
$44.0
$14.1
Q1 2021
Q4 2020
Q1 2020
Net cash from operating activities ($ millions)
Mine-site free cash flow² ($ millions)
Average realized gold price² ($/oz)

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1Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	4

Q1 2021 vs Q4 2020 All-in sustaining costs[1]
($/oz)
$1,294
$(119)
$(81)
$144
$1,238
Q4 2020
Operating and Other Cost
Sustaining Capex
Sales Volume
Q1 2021

Q1 2021 vs Q1 2020 All-in sustaining costs[1]
($/oz)
$1,230
$(26)
$(8)
$42
$1,238
Q1 2020
Operating and Other Cost
Sustaining Capex
Sales Volume
Q1 2021

Q1 2021 vs Q4 2020 Mine-site free cash flow[1]
($ millions)

$22.5
$(10.7)
$77.7
$89.5
Q4 2020
Mine-site operating cash flow
Mine-site capital expenditures
Q1 2021

Q1 2021 vs Q1 2020 Mine-site free cash flow[1]
($ millions)
$14.1
$57.7
$17.7
$89.5
Q1 2020
Mine-site operating cash flow
Mine-site capital expenditures
Q1 2021

Summary of Financial and Operating Results2

Contributors to Change		Q1 2021 vs. Q4 2020
Financial
Revenues	s
$297.4 million, down $50.1 million or 14%, primarily due to lower sales volume at Rosebel ($19.6 million), Westwood ($14.0 million), and Essakane ($1.8 million). Revenues were also adversely impacted by a lower realized gold price ($14.0 million or $84/oz).

Cost of sales	s
$253.2 million, down $10.3 million or 4%, due to lower operating costs as a result of lower sales ($14.0 million) and lower royalties ($0.7 million), partially offset by higher depreciation expense ($4.4 million).

Depreciation expense	r	$74.0 million, up $4.4 million or 6%, primarily due to higher depreciation of capitalized stripping at Essakane, as the mine sequenced into ore rich zones.
General and administrative expenses	s	$9.4 million, down $5.7 million or 38%, primarily due to lower share-based compensation ($3.2 million), lower salaries ($1.5 million) and higher realized gains on cash flow hedges ($0.6 million).
Exploration expenses	s	$7.6 million, down $1.2 million, due to lower exploration activity.
Income tax expense	s
$10.5 million, down $6.4 million, comprised of current income tax expense of $12.4 million (fourth quarter 2020 - $14.5 million) and deferred income tax recovery of $1.9 million (fourth quarter 2020 - expense of $2.4 million).

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1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2Financial results from continuing operations.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	5

Contributors to Change		Q1 2021 vs. Q4 2020
Financial
Net earnings attributable to equity holders	s
$19.5 million, or $0.04 per share, compared to net earnings of $59.0 million, or $0.12 per share. The decrease was primarily due to the reversal of non-cash impairment charges in the prior quarter ($45.8 million) and lower gross profit ($39.8 million). The decrease was partially offset by higher interest income, derivatives and other investment gains (losses) ($26.7 million), primarily related to the gain on the sale of the Company's non-core royalty portfolio ($35.7 million), higher foreign exchange gain ($6.7 million), lower other expenses ($7.1 million), and lower income taxes ($6.4 million).

Adjusted net earnings attributable to equity holders	s	$6.2 million, or $0.01 per share, compared to adjusted net earnings of $19.1 million, or $0.04 per share.
Net cash from operating activities	s
$101.7 million, down $27.0 million, primarily due to lower earnings after non-cash adjustments ($29.5 million) and lower dividends received from related parties ($8.2 million), partially offset by lower income taxes paid ($8.9 million) and higher cash receipts from settlement of derivatives ($3.5 million).

Net cash from operating activities before changes in working capital	s	$82.5 million, down $25.5 million, primarily due to the factors noted above.
Mine-site free cash flow	r
$89.5 million, up $11.8 million, primarily due to lower capital expenditures for property, plant and equipment ($17.5 million) and higher operating cash flow at Essakane ($10.5 million), partially offset by lower operating cash flow at Rosebel ($19.9 million).

Financial Position
Cash, cash equivalents, short-term investments and restricted cash	r	$1,005.3 million comprised of cash and cash equivalents of $963.0 million, short-term investments of $4.8 million and restricted cash of $37.5 million, up $19.2 million.
Operating
Attributable gold production	s
156,000 ounces, down 13,000 ounces or 8%, due to lower production at Westwood (7,000 ounces) as the underground operations were in care and maintenance following the seismic event in the fourth quarter 2020, lower production at Rosebel (5,000 ounces) and Essakane (1,000 ounces).

Attributable gold sales	s	153,000 ounces, down 19,000 ounces or 11%, due to lower sales volume at Rosebel (10,000 ounces), Westwood (7,000 ounces), and Essakane (2,000 ounces).
Capital expenditures	s
$102.5 million, down $3.9 million or 4%, primarily due to timing and lower capitalized stripping at Essakane, partially offset by higher spending on the Côté Gold construction project and the Boto Gold development project due to the accelerated start of Côté Gold and the continued de-risking of Boto Gold.

Cost of sales per ounce produced	r	$1,075, up 3%, primarily due to lower sales volume and increased expensed stripping.
Total cash costs per ounce produced	r
$1,052, up 5%, primarily due to lower production and increased expensed stripping, partially offset by the positive impact of realized derivative gains of $5 per ounce produced (fourth quarter 2020 - $5 loss).

All-in sustaining costs per ounce sold	s	$1,238, down 4%, primarily due to lower sustaining capital expenditures and the positive impact of realized derivative gains of $11 per ounce sold (fourth quarter 2020 - $2 loss).

Contributors to change		Q1 2021 vs. Q1 2020
Financial
Revenues	r
$297.4 million, up $22.9 million or 8%, primarily due to higher sales volume at Essakane ($50.3 million) and a higher realized gold price ($29.7 million or $180/oz), partially offset by lower sales volume at Rosebel ($33.7 million) and Westwood ($22.2 million).

Cost of sales	r	$253.2 million, up $10.6 million or 4%, due to higher depreciation expense ($10.6 million) and higher royalties ($2.2 million), partially offset by lower operating costs ($2.2 million).
Depreciation expense	r
$74.0 million, up $10.6 million or 17.0%, primarily due to higher depreciation of capitalized stripping and higher production at Essakane, as the mine sequenced into ore rich zones, partially offset by the reclassification of depreciation at Westwood to care and maintenance.

General and administrative expenses	s
$9.4 million, down $2.5 million or 21%, primarily due to lower salaries ($2.2 million) and higher realized derivative gains ($1.2 million), partially offset by higher consulting fees ($0.6 million) and share-based compensation ($0.3 million).

Exploration expenses	s	$7.6 million, down $0.8 million.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	6

Contributors to change		Q1 2021 vs. Q1 2020
Financial
Income tax expense	r
$10.5 million, up $6.9 million, comprised of current income tax expense of $12.4 million (first quarter 2020 - $8.9 million) and deferred income tax recovery of $1.9 million (first quarter 2020 - $5.3 million).

Net earnings/(loss) attributable to equity holders	r
$19.5 million, or $0.04 per share, compared to net loss of $34.4 million, or $0.07 per share. The increase was primarily due to higher interest income, derivatives and other investment gains (losses) ($62.4 million), primarily from the gain on the sale of the Company's non-core royalties ($35.7 million) and a decrease in loss on non-hedge derivatives and warrants ($29.6 million), higher gross profit ($12.3 million), partially offset by higher other expense ($17.3 million) and higher income taxes ($6.9 million).

Adjusted net earnings/(loss) attributable to equity holders	r	$6.2 million, or $0.01 per share, compared to adjusted net loss of $4.9 million, or $0.01 per share.
Net cash from operating activities	r
$101.7 million, up $57.7 million, primarily due to higher earnings after non-cash adjustments ($8.4 million), favourable movements in non-cash working capital items primarily resulting from a decrease in receivables and other current assets primarily due to receipts for value-added taxes ($38.8 million) and a decrease in inventory and non-current ore stockpiles ($10.0 million), and higher realized derivative gains ($3.5 million).

Net cash from operating activities before changes in working capital	r	$82.5 million, up $9.7 million, primarily due to the factors noted above.

Mine-site free cash flow	r
$89.5 million, up $75.4 million, primarily due to higher operating cash flow ($92.6 million) and lower capital expenditures ($12.0 million) at Essakane, partially offset by lower operating cash flow at Rosebel ($20.6 million).

Operating
Attributable gold production	s
156,000 ounces, down 14,000 ounces or 8%, due to lower production at Rosebel (17,000 ounces) and Westwood (15,000 ounces) as the underground operations were in care and maintenance, partially offset by higher production at Essakane due to head grades (18,000 ounces).

Attributable gold sales	s	153,000 ounces, down 6,000 ounces or 4%, due to lower sales volume at Rosebel (20,000 ounces) and Westwood (14,000 ounces), partially offset by higher sales volume at Essakane (28,000 ounces).
Capital expenditures	r	$102.5 million, up $35.0 million or 52%, primarily due to higher spending on the Côté Gold construction project and the Boto Gold development project.
Cost of sales per ounce sold	r	$1,075, up 2%, primarily due to lower sales volume and increased expensed stripping.
Total cash costs per ounce produced	r
$1,052, up 6%, primarily due to lower production volume and increased expensed stripping, partially offset by the positive impact of realized derivative gains of $5 per ounce produced (first quarter 2020 - $9 loss).

All-in sustaining costs per ounce sold	r
$1,238, up 1%, primarily due to higher cost of sales per ounce partially offset by lower sustaining capital expenditures and the positive impact of realized derivative gains of $11 per ounce sold (first quarter 2020 - $12 loss).

Global COVID-19 Pandemic
The global COVID-19 pandemic continues to evolve, including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. Despite the beginning of mass immunization campaigns across several countries, another wave of new COVID-19 cases is emerging globally, triggering the return of more aggressive mitigation strategies. These include the re-imposition of hard social distancing measures such as quarantines, curfews and lockdowns in certain jurisdictions. The Company has been closely monitoring and is taking necessary measures to manage the impact of the COVID-19 pandemic on its operations, development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while addressing the needs of its employees. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 pandemic on its people and business, and supporting local efforts to manage the pandemic.
There has been an increase in positive COVID-19 cases during the first quarter in Suriname and, as a result, additional restrictions around daily commuting of employees to limit the contact within the site and neighboring communities have been implemented, resulting in the necessity to add site accommodations at Rosebel which is in progress. The previously implemented protocols across operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 pandemic, including implementation of sanitary measures recommended by Health Authorities and other COVID-19 prevention protocols remain in place and there have been no other material impacts at our operations and construction sites during the first quarter 2021. The protocols include: restricting site access to employees, contractors and incoming supplies; screening processes (the use of external laboratories for PCR testing, the use of antigen test kits and the use of thermal cameras to check temperatures before entering the sites), physical distancing and the use of personal protective equipment.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	7

KEY STRATEGIC OBJECTIVES

The Company's key strategic objectives are focused on three pillars: Operational Excellence, Growth and Financial Performance.
Operational Excellence
The Company is committed to maintaining its culture of accountable mining through high standards of ESG practices as discussed in the ESG section. The Company also continues to seek opportunities to improve operational performance in a cost effective, safe and responsible manner. First quarter 2021 insights include:
Westwood
•A business recovery plan has been in progress and rehabilitation work has been underway.
•On April 22, 2021, the Company announced that it had started a staged recall of employees to ramp up rehabilitation activities with a decision expected in the second quarter with respect to a possible targeted safe restart in the second half of the year.
Rosebel
•Engineering and procurement of the adsorption, desorption and recovery circuit upgrade commenced with increased recoveries expected by the end of the year.
•The addition of 150 beds in the first quarter and a further 210 beds expected in the second quarter will increase workforce availability that has been impacted by COVID-19 restrictions.
•Continued progress towards Saramacca project infrastructure completion with delays experienced due to weather, lodging restrictions and hauling availability.
Essakane
•Mill upgrade project completed, providing additional crushing capacity for the ramp up of hard rock throughput from 10.8 to 11.7 million tonnes per annum.
•Introduction of near-pit fueling has saved approximately 1,925 haul truck operating hours, allowing approximately an additional 540,000 tonnes to be moved in the first quarter.
Growth
The Company is focusing its activities in high potential mining districts in North America, South America and West Africa, which encompass operating mines, construction, development, and exploration projects. The Company continues to support sustained exploration programs resulting in a robust pipeline of new growth opportunities. In line with its objectives of generating increased positive free cash flows, the Company is targeting gold production of greater than one million ounces per annum and all-in sustaining costs of less than $1,000 per ounce by 2024 as a result of improved operations and the completion of the Côté Gold Project in 2023. First quarter 2021 insights include:
•Major earthworks, which commenced ahead of schedule, and expansion of the camp are progressing, with the Côté Gold Project 18% physically complete at March 31, 2021.
•De-risking activities at the Boto Gold Project continue with plant engineering 75% complete and access road construction on track to allow permanent access to the Boto site during the upcoming wet season starting in July.
•Greenfield and brownfield exploration activities continued with the completion of a maiden resource estimate for the Gosselin zone, 1.5 kilometres northeast of the Côté Gold Project, on track for the second half of 2021.
Financial Performance
The Company continues to seek opportunities to improve financial strength and optimize returns to stakeholders, with an emphasis on maintaining a strong balance sheet and managing capital in a disciplined manner. First quarter 2021 insights include:
•Cash, cash equivalents and short-term investments of $967.8 million.
•Total available liquidity at March 31, 2021 of $1,466 million, with the maturity date of the Company’s largely undrawn $490 million credit facility extended to January 31, 2025, providing appropriate headroom to finance the Company's ongoing development activities.
•Cash proceeds of $35.7 million received in March 2021 and an additional payment of $10.5 million received in April 2021 from the sale of non-core royalties.
•Mine-site free cash flow of $89.5 million.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	8

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:
•Maintaining its culture of accountable mining through high standards of ESG practices; and
•The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.
The Company implemented the Toward Sustainable Mining framework at all its operations and is working towards the implementation of the World Gold Council’s Responsible Gold Mining Principles.
ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative compliant Health, Safety and Sustainability Report.
Environmental
The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions. The fight against climate change ultimately requires the mining industry to prioritize responsible energy use, improve efficiencies, and explore new options for fuel switching and renewables.
The Company is working at both the global and local level to advance these priorities and to reduce the Company’s carbon footprint. An audit of the Company’s greenhouse gas emissions profile across all sites will be completed in 2021. The audit will inform the development of an action plan for achieving net zero emissions, which the Company intends to announce in 2022.
The Company has invested extensively in solar infrastructure at both the Suriname and Burkina Faso operations. The Company commissioned what was at the time the world’s largest hybrid solar/thermal plant at Essakane in 2018. The Company also promotes the use of solar power with financing and installation of solar power in schools and medical facilities in the Boto Gold Project surrounding communities.
Social
Health and Safety
Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. To maintain a healthy and safe workplace, the Company knows it is about more than just policies and procedures - it is about building a culture of health and safety alongside its employees and promoting local community health and well-being. The Company continues to implement a wellness program at all sites.
The DART (days away, restricted, transferred duty) frequency rate was 0.46, and the TRI (total recordable injuries) frequency rate was 0.67 in the first quarter 2021, which is consistent with 2020. The Côté Gold Project had achieved 1.24 million hours without lost time by March 31, 2021. Through various programs, the Company continuously promotes a safe work environment.
Social and Economic Development
The Company is continuously exploring opportunities for investing and partnering with communities impacted by its operations. At both Essakane and Rosebel, the Company has committed to establishing and seeding community funds. Going forward, the bulk of its funding for community investment initiatives at these sites will flow through these dedicated community funds to ensure consistent funding on a year-to-year basis, thereby avoiding the uncertainty of annual budgetary reviews. This is a particularly important change in the context of a highly cyclical industry like gold mining.
The Rosebel Community Fund was officially launched in October 2019, with an endowment of $2.5 million from the Company. The Company has further committed to making an annual contribution to the Fund of 0.25% of annual revenues, in order to make it sustainable over time. The Company has also committed to making an annual contribution to the Suriname Environmental & Mining Foundation of 0.25% of annual revenues. The Company finalized its participation in the Mining Fund for Local Development in Burkina Faso, which was established by the government. As part of its agreement, the Company contributed $14.5 million in to the Fund from 2017 to 2020, with a commitment to contribute 1% of annual revenues going forward. The Company is also engaged in discussions with the Abitibiwinni First Nation on a potential project agreement relating to the potential development of satellite deposits to the Westwood complex, such as the Fayolle Property.
For the Côté Gold Project, the Company signed an impact and benefits agreement ("IBA") with Mattagami First Nation and Flying Post First Nation in April 2019. This provided the Company with a strong foundation to move forward with the project building on early days engagement. As well as employment and environmental initiatives, a detailed socioeconomic management and monitoring plan is being co-developed with these communities to monitor the impact of the mine on neighbouring communities. This plan will be co-owned and co-managed by Mattagami First Nation and Flying Post First Nation and the Company. Oversight and implementation is provided through a joint environmental management committee. The Company is also advancing discussions with the Métis Nation of Ontario regarding an agreement that is expected to be signed this year.
For the Boto Gold Project and the exploration program in Senegal, the Company is committed to investing $3.4 million in local community development activities over the 2020-2023 period. The program, developed with local stakeholders, will focus first on responding to the development of priority infrastructure to meet the basic needs of the communities, initiatives aimed at the long-term empowerment of the communities by initially focusing on the implementation of local employment and local procurement strategies.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	9

Diversity, Equity and Inclusion
The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and embrace diversity. The Company has established a Diversity, Equity and Inclusion Steering Committee and Employee Council Groups to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at a global level.
Governance
The Board of Directors of the Company (the "Board") believes it important and a matter of good governance to facilitate the fresh, innovative and diverse perspective and ideas of its members on the business and affairs of the Company and its long-term strategy. The Board continually reviews the mix of the knowledge, skills, competencies, experiences and diversity it ought to, collectively, possess and represent in order for it to effectively fulfill its mandate and oversee the execution of the long-term strategy of the Company, namely, the long-term creation and preservation of stakeholder value.
The Board, at least annually, assesses the performance and contributions of incumbent directors to its mandate. It is in the context of these regular reviews and assessments by the Board that tenure, succession and renewal are considered.
Early this year, the Board adopted new diversity and renewal guidelines, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30%, female directors. With respect to renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten years. The guidelines were immediately implemented by the Board, with a view to ensuring new and diverse perspectives and ideas of its members on an ongoing basis, while also ensuring continuity and orderly Board succession. Following the meeting of shareholders on May 4, women will represent 29% of the directors, or 33% of the independent directors, and the average tenure of the Board will be approximately 5.5 years.
Recent Highlights
•Anne Marie Toutant and Deborah Starkman were appointed as independent directors of the Company, effective December 14, 2020. John Caldwell stepped down from the Board, effective January 4, 2021, and Mahendra Naik and Sybil Veenman are not standing for re-election at the upcoming meeting of shareholders.
•Ranked 10th out of 116 global mining companies on the Corporate Knights 2021 Global 100 Sustainability scorecard.
•Included in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year, and recognized among 380 global companies that foster a more inclusive and equitable workplace.
•Rosebel Community Fund provided $400,000 funding, along with supplemental government contributions, for the installation of solar LED street lights for public security, electrification and potable water supplies in communities around Rosebel and Saramacca.
•Public-Private Partnership with Canada’s government, One Drop Foundation, and Cowater on the Triangle d’Eau Project completed Phase I bringing potable water to 60,000 people near Essakane; advanced Phase II to bring potable water to an additional 75,000 people.
•In response to the urgent need for COVID-19 vaccinations globally, in April 2021 the Company committed to contribute $250,000 to UNICEF to support the International ACT-A / COVAX Emergency Response. ACT-A (Access to COVID-19 Tools Accelerator) is a global collaboration to accelerate the distribution of COVID-19 vaccines, strengthen core health systems, assist low and middle income countries beyond the pandemic and mitigate the public health and economic impact in West and Central Africa.
•In partnership with Giants of Africa, the Company is investing $950,000 in a 4-year program, starting in 2021, aimed at encouraging the development of youth through sports. The program includes: the construction of basketball courts in the Company’s host communities in Burkina Faso, Senegal and Mali, multi-day basketball and life-skills camps in each region as well as two-day mentorship camps, and a Women’s Empowerment Career workshop in Senegal.
•The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. Artemis members include innovative and award-winning social and natural scientists with over 500 years of combined practical and global sector experience, 75% of whom are engineers.
•On April 29, 2021, the Company received Mining Association of Canada’s prestigious Towards Sustainable Mining® (TSM) Excellence Award in the Environmental category for its innovative recycling of plastic at the Essakane mine in Burkina Faso. Working with a local entrepreneur, the Company supported the development of a plastics recycling business to manage waste generated by the mine site. The recycling business shreds different types of plastics and places the resulting granules in reusable bags for resale, enhancing the management of plastic waste and creating permanent jobs for community members, who lead the program. To-date, over 65 tons of plastics previously stored at the mine site have been recycled.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	10

OUTLOOK

Operating Performance

	Actual Q1 2021	Full Year Guidance 2021[1]
Essakane (000s oz)	102	365 – 390
Rosebel (000s oz)	47	220 – 245
Westwood (000s oz)	7	45 – 65
Total attributable production (000s oz)	156	630 – 700

Cost of sales ($/oz)	$1,075	$980 – $1,030
Total cash costs[2,3] ($/oz)	$1,052	$930 – $980
All-in sustaining costs[2,3] ($/oz)	$1,238	$1,230 – $1,280
Depreciation expense ($ millions)	$74	$295 – $305
Income taxes[4] ($ millions)	$7.5	$45 – $55
1The outlook is based on 2021 full year assumptions with an average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.19 and average crude oil price of $47 per barrel.
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3Consists of Essakane, Rosebel, and Westwood on an attributable basis.
4The Company has updated its full year cash taxes guidance from $78 million to $88 million to the range of $45 million to $55 million. This revision largely reflects lower 2021 tax payments expected for Rosebel. Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.
Production guidance for Westwood is based on the targeted restart of underground mining operations in the second half of 2021, supplementing ore from the Grand Duc open pit. Production at Rosebel is expected to improve in the second half of the year after the impacts of the seasonal rains subside, all additional site accommodations are completed and productivity and other initiatives are achieved. Rosebel production is expected to be strongest in the fourth quarter, benefiting from the progression of mining activities into the targeted higher grade ore zones at the Saramacca deposit. Refinements to the mining sequences at Essakane are underway to mitigate the risks to production guidance posed by reduced recovery of gold from pockets of higher graphitic ore. Higher grades achieved at Essakane in the first quarter are expected to normalize in the second quarter onwards.
Unit costs are expected to decrease in the second half of the year commensurate with higher expected production and sales, while noting the potential for adverse impacts should the increase in certain costs, including energy and supplies, continue along with a stronger Canadian dollar and euro.
Capital Expenditures1

	Actual Q1 2021			Full Year Guidance 2021
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$5.4	$14.5	$19.9	$60	$90	$150
Rosebel[4]	7.6	10.8	18.4	50	75	125
Westwood	0.4	0.6	1.0	10	10	20
	13.4	25.9	39.3	120	175	295
Côté Gold (70%)[5]	—	48.4	48.4	—	355	355
Boto Gold	—	14.5	14.5	—	60	60
Corporate	0.3	—	0.3	—	—	—
Total[6,7,8] (±5%)	$13.7	$88.8	$102.5	$120	$590	$710
1100% basis, unless otherwise stated.
2Sustaining capital includes capitalized stripping at Essakane of $nil and $10 million for the first quarter and for the full year 2021 guidance, respectively.
3Expansion capital includes capitalized stripping of (i) $9.2 million for Essakane and $7.3 million for Rosebel in the first quarter 2021, and (ii) $65 million for Essakane and $45 million for Rosebel for the full year 2021 guidance.
4Includes Saramacca at 70%.
5The Côté Gold Project is expected to incur an additional $13 million of non-capital expenditures in 2021.
6Includes $13 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
7Capitalized borrowing costs are not included.
8In addition to the above capital expenditures, $23 million in total principal lease payments are expected.
Sustaining capital expenditures are expected to increase during the remainder of the year, compared to the first quarter, reflecting the timing of spend on major projects at Essakane and Rosebel, alongside increased development costs as underground operations are targeted to resume at Westwood. Expansion capital expenditures are expected to increase in the remainder of the year, reflecting construction progress at the Côté Gold Project and increased activities at the Boto Gold Project, as well as increased expansionary stripping campaigns anticipated in the second half of the year at Essakane and Rosebel.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	11

Exploration

	Actual Q1 2021			Full Year Guidance 2021
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$—	$5.5	$5.5	$—	$33	$33
Exploration projects - brownfield[1]	3.1	1.8	4.9	13	10	23
	$3.1	$7.3	$10.4	$13	$43	$56
1Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) $3.1 million in the first quarter 2021, and (ii) $13 million in the full year 2021 guidance.
QUARTERLY UPDATES

North America

Abitibi District, Canada
The Company is developing a “hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is targeting future supplemental feed from assets such as the recently acquired Fayolle exploration property and the optioned Rouyn Gold Project.
Westwood Mine (IAMGOLD interest – 100%)

	Q1 2021	Q4 2020	Q1 2020
Mine operating statistics
Ore mined (000s t) – underground	—	40	111
Ore mined (000s t) – other sources	246	169	109
Ore mined (000s t) – Total	246	209	220
Ore milled (000s t)	227	221	207
Head grade (g/t) – underground	—	6.86	5.77
Head grade (g/t) – other sources	1.09	1.20	0.92
Head grade (g/t) – Total	1.09	2.24	3.47
Recovery (%)	93	93	94
Gold production (000s oz)	7	14	22
Gold sales (000s oz)	8	15	22
Performance measures
Average realized gold price[1] ($/oz)	$1,785	$1,864	$1,595
Cost of sales ($/oz)	$1,149	$1,083	$1,162
Total cash costs[1] ($/oz)	$1,186	$1,016	$1,176
All-in sustaining costs[1] ($/oz)	$1,187	$1,212	$1,242
Capital expenditures ($ millions)
Sustaining	$0.4	$2.1	$2.4
Expansion	$0.6	$1.9	$2.2
Total	$1.0	$4.0	$4.6
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Q1 Insights
Following the seismic event in the fourth quarter 2020, the Company announced a temporary reduction in the underground workforce of approximately 70% at the Westwood mine and the underground operations were placed on care and maintenance. A business recovery plan has been in progress and rehabilitation work has been ongoing with a small crew. The Company announced on April 22, 2021 that it had started a staged recall of employees. Activities will be focused on training and rehabilitation work in the second quarter 2021.
Mill feed in 2021 is being sourced from the lower grade Grand Duc open pit, located 3 kilometres from the Westwood mill complex, and is expected to be supplemented by underground material from the Westwood mine commencing in the second half of 2021.
Westwood implemented random antigen testing on site to provide additional protection for the workforce against COVID-19.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	12

Q1 Performance
Gold production of 7,000 ounces was (i) 50% lower than the prior quarter, and (ii) 68% lower than the same prior year period, as the ore feed in the current period was primarily sourced from lower grade material mined at the Grand Duc open pit.
Total cost of sales per ounce sold of $1,149 and total cash costs per ounce produced of $1,186 were (i) higher by 6% and 17%, respectively, compared to the prior quarter, primarily due to lower sales and production, and (ii) in line with the same prior year period as lower sales and production volumes were offset by lower operating costs as the underground mine was in care and maintenance.
All-in sustaining costs per ounce sold of $1,187 were lower by (i) 2% compared to the prior quarter, and (ii) 4% compared to the same prior year period, primarily due to lower sustaining capital expenditures.
Included in total cash costs and all-in sustaining costs was the positive impact of realized derivative gains of $43 per ounce produced and $42 per ounce sold, respectively (fourth quarter 2020 - $27 gain and $34 gain, and first quarter 2020 - $9 loss and $10 loss).
Sustaining capital expenditures of $0.4 million primarily included fixed equipment of $0.3 million. Expansion capital expenditures of $0.6 million related to advancing detailed engineering and permitting for the Fayolle Property.
Outlook
Rehabilitation activities are expected to ramp up following the workforce recall in the second quarter. The Company expects to make a decision in the second quarter with respect to a possible targeted safe restart, which would commence with the East Zone and progress to the other zones in a staged manner. The business continuity assessment in the West Zone will be ongoing. The production guidance range for the Westwood complex for 2021 remains 45,000 to 65,000 ounces assuming a restart of underground mining in the second half of the year. Mill feed will continue to be sourced from the Grand Duc open pit and would be supplemented with underground material when the Westwood mine restarts. Capital expenditures are expected to be approximately $20 million, mostly related to deferred development and underground construction.
Brownfield Exploration
During the first quarter 2021, the Company completed approximately 3,100 metres of surface drilling, approximately 1,500 metres of underground resource development drilling, and approximately 5,500 metres of underground geotechnical drilling. Surface drilling was focused on upgrading inferred resources at the Grand Duc satellite pit. Underground drilling was focused on evaluating a potential restart of underground mining operations.
Approximately 39,000 metres of underground and surface diamond drilling is planned in 2021 that will continue to focus on resource definition and development and include approximately 10,000 metres of surface project exploration.
Fayolle Property
The Company is evaluating the potential development of the Fayolle deposit, 29 kilometres northwest of the Westwood complex, which, pending permitting, may provide incremental feed commencing in the fourth quarter 2022. Drilling to support the geotechnical study for the Fayolle property commenced during the quarter. Permitting, environmental study and sampling activities are ongoing.
Rouyn Gold Project
The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near Rouyn-Noranda. Under the terms of the purchase option agreement, the Company can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$1.5 million and remaining exploration expenditures totaling approximately C$5 million by December 2022. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
During the first quarter 2021, the Company completed approximately 950 metres of diamond drilling focused on both geotechnical and expansion drilling on the Lac Gamble Zone. In addition, the Company reported assay results from its 2020 exploration diamond drilling program completed on the Astoria Target Area, which included the following highlights: 7.6 metres grading 9.7 g/t Au, 11.1 metres grading 3.7 g/t Au, and 14.0 metres grading 3.4 g/t Au (see news release dated March 3, 2021).
Approximately 11,000 metres of diamond drilling is planned in 2021 to further delineate the Lac Gamble and Astoria zones and to support a future initial resource estimation. The program will also initiate the evaluation of the resource potential of other selected targets including in the Cinderella and Augmitto areas.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	13

Côté District, Canada
The Côté District, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin exploration zone (formerly the Gosselin and Young-Shannon zones). The project is being developed by a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM") as a 13.1 million tonnes per year open pit operation estimated to produce, on a 100% basis, an average of approximately 469,000 gold ounces at $693 per ounce all-in sustaining costs annually in its first six years of operation under the extended case mine plan1. The Company effectively owns 64.75% of the project and the Gosselin zone which is currently undergoing a resource delineation drilling program and could provide future supplemental feed to the Côté mill.
Côté Gold Project
On July 21, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project, which at a gold price of $1,700 on a 100% basis, is estimated to have a net present value using a 5% discount rate of $2.0 billion and an internal rate of return of 22.4% (see news release dated July 21, 2020). The Company’s share of this estimated economic value is 70%.
The planned construction schedule is 32 months, with the following key milestones:
•Construction start: Q3 2020 – commenced on schedule
•Major earthworks start: Q2 2021 – commenced early, in Q1 2021
•Process building enclosed: Q1 2022
•Tailings Management Facility Phase 1 completed: Q4 2022
•Commissioning completed: Q3 2023
•Commercial production: H2 2023
The Company’s share of total project costs (exclusive of sunk costs) from July 1, 2020, net of leasing, is in the range of $875 million to $925 million. The Company’s share of leasing is expected to be approximately $120 million, assuming a go-forward USDCAD exchange rate of 1.30 (originally approximately $80 million at an exchange rate of 1.35). Total costs are approximately 95% comprised of capital expenditures.
The Company had incurred and expended costs of $67.1 million and $49.5 million, respectively, for the first quarter 2021 and $142.8 million and $101.6 million, respectively, since July 1, 2020.

	Q1 2021	Q4 2020	Q1 2020
Capital expenditures[1] ($ millions)	$48.4	$38.0	$8.3
1Capital expenditures prior to July 1, 2020 are not included in the Company’s portion of total project costs. The Company expended $1.1 million in non-capital costs in the first quarter 2021.
In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the project, including a combination of PCR and antigen testing of all personnel and visitors entering the site. Additionally, the Company has implemented antigen testing at the bus terminals in Sudbury and Timmins in order to detect COVID-19 cases before individuals reach the site. To date, the Company has not experienced impacts to schedule due to COVID-19.
The Company has all key permits in place for construction activities planned for 2021. Additional permits are required to complete subsequent construction elements planned for 2022 as well as commissioning for operations planned for 2023, all of which the Company expects to receive in due course.

______________________________
1Amounts shown are based on the 2018 Feasibility Study extended case, which is subject to receipt of permitting.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	14

At March 31, 2021, detailed engineering reached 83%. Procurement and expediting of major equipment contracts are progressing with the contract for the mining fleet being awarded in the first quarter.
During the first quarter 2021, the earthwork contractors continued work on road widening and overburden stripping, and commenced work on the water management infrastructure for the tailings management facility. Temporary camps are now fully erected and commissioned. Construction of the permanent camp is underway, which will serve to supplement peak construction workforce requirements. Of the total number of rooms planned, approximately 50% have been installed to-date, meeting the current requirements of the site. As at March 31, 2021, overall the project was 18% complete.
The Côté Gold Project’s costs are primarily incurred in Canadian dollars. As at March 31, 2021, the Company had executed hedges for approximately 44% of this exposure in 2021 and, together with C$145 million of cash on hand, had achieved foreign exchange risk management in respect of approximately 73% of the estimated 2021 Canadian dollar expenditures. Exposures in 2022 and 2023 are approximately 28% and 65% hedged, respectively. The Company has hedged approximately 90% of the project’s total expected fuel costs for the construction period.
Outlook
The work plan will continue to focus on earthwork construction, haul road construction and water management infrastructure around the pit site. A portion of the permanent camp will be commissioned during the second quarter 2021 to increase the current capacity on site, with the camp expected to be fully commissioned in the third quarter 2021. Civil works are underway at the plant site and concrete activities, as well as initial pre-stripping work in the pit, are expected to be initiated during the second quarter 2021 as planned.
The Company's share of the remaining total costs are expected to be expended as follows: 2021 - $319 million (including $307 million of capital expenditures), 2022 - $380 to $420 million and 2023 - $75 million to $85 million.
Greenfield Exploration
In addition to planned delineation drilling programs to support the future mining activities of the Côté deposit itself, the Company is also carrying out an ongoing greenfield exploration program on the Côté property. This greenfield exploration is not included in the project budget, but is included in the corporate exploration budget. In 2021, the Company expects to spend $2.8 million on greenfield exploration related to the Côté property, including the Gosselin zone.
Gosselin Zone
The Gosselin zone is centered approximately 1.5 kilometres northeast of the Côté gold deposit.
During the first quarter 2021, the Company reported further assay results from its ongoing delineation drilling program at the Gosselin zone. Drilling highlights included: 417.3 metres grading 0.95 g/t Au (including 197.3 metres grading 1.60 g/t Au), 353.0 metres grading 1.04 g/t Au (including 46.0 metres grading 3.39 g/t Au), 86.0 metres grading 5.57 g/t Au (including 30.35 metres grading 14.70 g/t Au) and 101.6 metres grading 1.86 g/t Au (see news releases dated January 21 and March 8, 2021).
The Company completed approximately 3,000 metres of diamond drilling and spent $0.9 million during the quarter, compared to $0.7 million in the fourth quarter 2020, on greenfield exploration activities which were focused on continued delineation diamond drilling.
Approximately 13,000 to 16,000 metres of diamond drilling is planned in 2021, including 12,000 to 14,000 metres to continue the delineation drilling program on the Gosselin zone to support the completion of an initial resource estimate, expected in the second half of 2021.
Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold Project and the Monster Lake Project.
Nelligan Gold Project
The Nelligan Gold Project is located approximately 40 kilometres south of the Chapais – Chibougamau area in Quebec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc. The Company holds an option to earn an additional 5% interest, to hold an 80% interest, by completing a feasibility study on the project.
During the first quarter 2021, the Company commenced a ground induced polarization geophysical survey to help guide the targeting for future drilling programs.
Approximately 8,000 to 10,000 metres of diamond drilling is planned for 2021 to support the completion of an updated resource estimate expected in the second half of 2021. Exploration activities will also continue to identify and evaluate new targets.
Monster Lake Project
The Company holds a 100% interest in the Monster Lake Project, which is located approximately 15 kilometres north of the Nelligan Project in the Chapais – Chibougamau area in Quebec.
Approximately 3,000 metres of diamond drilling is planned for 2021 to continue evaluating the resource potential of the Annie Shear Zone, located along the +4 kilometres long structural corridor hosting the Megane 325 resource.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	15

South America

Rosebel District, Suriname
The Rosebel District includes the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname, and the Saramacca open pit satellite mine, a higher grade deposit located 25 kilometres from the Rosebel operations.
Rosebel Mine (IAMGOLD interest – 95%)1

	Q1 2021	Q4 2020	Q1 2020
Mine operating statistics
Ore mined[2] (000s t)	1,247	1,987	2,234
Waste mined[2] (000s t)	8,910	11,121	13,627
Total material mined[2] (000s t)	10,157	13,108	15,861
Strip ratio[2,3]	7.1	5.6	6.1
Ore milled[2] (000s t) – Total	2,548	2,663	2,905
Ore milled (000s t) – Rosebel	1,640	1,305	2,839
Ore milled[2] (000s t) – Saramacca	908	1,358	66
Head grade[2] (g/t)	0.79	0.90	0.77
Recovery[2] (%)	88	88	94
Gold production[2] (000s oz) – 100%	57	68	67
Gold production (000s oz) – Owner Operator	49	55	67
Attributable gold production (000s oz) – 95%	47	52	64
Gold sales (000s oz) – 100%	45	55	66
Performance measures
Average realized gold price[4] ($/oz)	$1,752	$1,870	$1,605
Cost of sales ($/oz)	$1,244	$1,135	$1,114
Royalties ($/oz)	$112	$101	$94
Total cash costs[4] ($/oz)	$1,288	$1,133	$1,042
All-in sustaining costs[4] ($/oz)	$1,450	$1,310	$1,248
Capital expenditures ($ millions)
Sustaining[5]	$7.6	$8.1	$6.8
Expansion	$10.8	$12.3	$13.7
Total	$18.4	$20.4	$20.5
Capitalized stripping (included in Sustaining and Expansion)[6]	$7.3	$7.3	$5.1
1Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the consolidated interim financial results, unless otherwise stated.
2Includes Saramacca at 100%.
3Strip ratio is calculated as waste mined divided by ore mined.
4On an attributable basis. This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
5On an attributable basis, sustaining capital expenditures for the first quarter 2021 were $7.2 million (fourth quarter 2020 - $7.7 million, first quarter 2020 - $6.5 million).
6Includes expansion capitalized stripping for the first quarter 2021 of $7.3 million (fourth quarter 2020 - $7.3 million, first quarter 2020 - $5.1 million).
Q1 Insights
An increase in positive COVID-19 cases in the country and among the workforce led to a temporary suspension of daily commuting by employees during the quarter. Employees who live offsite in the surrounding villages were required to remain at site for seven or fourteen days during the suspension of daily commuting. To accommodate the full workforce under established COVID-19 protocols, a project has been underway that added 150 beds in the first quarter, enabling mining capacity to increase and will add a further 210 beds in the second quarter.
Rosebel experienced an unusual amount of seasonal rain, twice the volume as in the same period in 2020, resulting in soft road and ground conditions, and water accumulation on benches during and after rain events. The site is reviewing potential solutions to mitigate the impact of ongoing soft underfoot conditions. The operations were also limited by rock hauling capacity, which was mitigated with the temporary addition of a contractor.
Lower mill throughput was impacted by wet, soft ore from Saramacca combined with lower ore availability from Rosebel due to mine sequencing. Lower grade stockpiles were utilized in the interim to supplement the mill feed, which impacted overall head grades. Mill performance in the quarter was also impacted by unscheduled maintenance and lower recoveries. Engineering and procurement of the adsorption, desorption and recovery circuit upgrade project has commenced and, before the end of the year, this project is expected to improve recovery by mitigating CIL liquid losses.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	16

Construction of Saramacca infrastructure progressed, despite the impacts of weather, lodging restrictions and hauling availability. Activities during the quarter included the completion of the community by-pass road and non-critical infrastructure related construction.
The increase in strip ratio to 7.1 reflects the resumption of strategic pushbacks and mine development, which were paused in 2020. These activities are intended to expose higher grade ore zones while mining volumes at the Saramacca deposit continue to ramp up into higher grade zones.
The Company’s collective labour agreement with the Rosebel Union expired on August 15, 2020. Negotiations on a new agreement continued to progress into the second quarter. The Company has experienced intermittent disruptions from work stoppages and the local community’s response to daily commute restrictions, which have impacted production levels.
Q1 Performance
Attributable gold production of 47,000 ounces was lower by (i) 10% compared to the prior quarter, and (ii) 27% compared to the same prior year period, primarily due to lower head grades and throughput as a result of the factors noted above.
Gold sales of 45,000 ounces were lower by (i) 18% compared to the prior quarter, and (ii) 32% compared to the same prior year period, reflecting lower production and an increase in gold inventory in the current period.
Cost of sales per ounce sold of $1,244 and total cash costs per ounce produced of $1,288 were higher by (i) 10% and 14%, respectively, compared to the prior quarter, and (ii) 12% and 24%, respectively, compared to the same prior year period, primarily due to lower sales and production volumes, partially offset by lower direct operating costs resulting from lower mine production due to the factors noted above.
All-in sustaining costs per ounce sold of $1,450 were higher by (i) 11% compared to the prior quarter, and (ii) 16% compared to the same prior year period, primarily due to the lower sales volume noted above.
Included in total cash costs and all-in sustaining costs was the positive impact of realized derivative gains of $8 per ounce produced and $9 per ounce sold, respectively (fourth quarter 2020 - $3 loss, and first quarter 2020 - $9 loss, respectively).
Sustaining capital expenditures of $7.6 million included resource development of $2.2 million, capital spares of $1.9 million, mill equipment of $1.4 million, tailings management of $1.2 million, mobile equipment of $0.4 million and other sustaining projects of $0.5 million. Expansion capital expenditures of $10.8 million primarily included capitalized stripping of $7.3 million, Saramacca project of $2.4 million and camp room capacity increases of $0.9 million.
Outlook
The 2021 attributable production guidance for Rosebel remains between 220,000 and 245,000 ounces. Additional site accommodations will allow for an increase in the workforce level which is expected to result in higher production in the second half of the year. Although improving, restricted manpower and the rainy season are expected to result in second quarter gold production at a level similar to the first quarter. The mined grades at Saramacca are expected to improve in the second half of the year but are expected to remain below reserve grade due to mine sequencing. The Company is expecting certain cost pressures, including higher diesel, power and haulage costs. Unit costs are expected to be lower in the second half of the year with the increase in production levels.
Capital expenditures are expected to be approximately $125 million, comprising $50 million of sustaining and $75 million of expansion capital.
Brownfield Exploration
During the first quarter 2021, the Company completed approximately 10,500 metres of diamond drilling, approximately 1,500 metres of geotechnical drilling, and approximately 1,300 metres of reverse circulation ("RC") drilling. Diamond drilling was focused on evaluating potential resource expansions in the vicinity of the existing operations as well as infill drilling at the Royal Hill and Rosebel pits. Geotechnical diamond drilling was completed for infrastructure planning and RC drilling was focused on regional exploration to evaluate various exploration targets along the Brokolonko – Saramacca trend.
Approximately 61,000 metres of diamond and RC drilling is planned in 2021 to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mining lease and surrounding exploration concessions.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	17

West Africa

Essakane District, Burkina Faso
The Essakane District includes the Essakane Mine, the Falagountou Deposit, and the surrounding mining lease and exploration concessions totaling approximately 1,000 square kilometres. Ongoing exploration programs continue to evaluate a number of prospects and target areas for the presence of mineralized zones which could have potential to support future satellite mining operations, within 15 kilometres of the Essakane mill.
Essakane Mine (IAMGOLD interest – 90%)1

	Q1 2021	Q4 2020	Q1 2020
Mine operating statistics
Ore mined (000s t)	4,435	3,710	3,953
Waste mined (000s t)	10,437	9,816	11,250
Total material mined (000s t)	14,872	13,526	15,203
Strip ratio[2]	2.4	2.6	2.8
Ore milled (000s t)	3,189	3,266	3,230
Head grade (g/t)	1.34	1.34	1.01
Recovery (%)	82	81	90
Gold production (000s oz)	113	114	93
Attributable gold production (000s oz) – 90%	102	103	84
Gold sales (000s oz)	114	115	83
Performance measures
Average realized gold price[3] ($/oz)	$1,793	$1,864	$1,604
Cost of sales ($/oz)	$999	$993	$970
Royalties ($/oz)	$89	$95	$76
Total cash costs[3] ($/oz)	$934	$928	$909
All-in sustaining costs[3] ($/oz)	$1,061	$1,153	$1,054
Capital expenditures ($ millions)
Sustaining[4]	$5.4	$16.7	$5.6
Expansion	$14.5	$20.7	$26.3
Total	$19.9	$37.4	$31.9
Capitalized stripping (included in Sustaining and Expansion)[5]	$9.2	$15.6	$19.0
1100% basis, unless otherwise stated.
2Strip ratio is calculated as waste mined divided by ore mined.
3On an attributable basis. This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
4On an attributable basis, sustaining capital expenditures for the first quarter 2021 were $4.9 million (fourth quarter 2020 - $15.0 million, first quarter 2020 - $5.0 million).
5Includes expansion capitalized stripping for the first quarter 2021 of $9.2 million (fourth quarter 2020 - $15.6 million, first quarter 2020 - $19.0 million).
Q1 Insights
The mill upgrade project was completed during the first quarter 2021 with an increase in screening capacity at the crushing area and optimization of the SAG mill shell liners. The new equipment is in place and optimization is ongoing with the intended annual hard rock capacity increase from 10.8 million tonnes to 11.7 million tonnes expected to be fully achieved before the end of the year. The main objective of the mill upgrade project is to improve crusher circuit capacity and de-bottleneck the mill in anticipation of increased volumes of hard rock and transitional material expected beginning in 2022.
Similar to the fourth quarter 2020, gold production was positively impacted by higher grades as the mine sequenced through enriched zones at the bottom of the main pit, in combination with lower capitalized stripping. The higher grades were accompanied by graphitic content, which resulted in lower recoveries and increased consumption of reagents compared to the first quarter 2020. In order to mitigate the impact of complex ore on overall recovery, optimization of the gravity circuit was ongoing throughout the first quarter 2021. A geometallurgical study completed in 2018 continues to help identify pockets of graphitic material in the ore zones.
Essakane experienced mechanical issues at one of the two conveyors that move ore from the crusher to the mill. This did not impact mill throughput as crushed ore was transferred to the mill using the second conveyor with the permanent repair expected to be completed in the second quarter.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	18

The site has commenced several continuous improvement initiatives to increase mine productivity, including the deployment of fuel trucks at the pits to reduce equipment downtime and provide a favourable offset to the longer hauling cycles as mining depth increases in the Essakane Main Zone. This initiative saved approximately 1,925 haul truck operating hours, allowing approximately an additional 540,000 tonnes to be moved in the quarter. Simulation training for truck operators and upgrades to lighter haul truck bodies are ongoing in order to maximize the hauling capacity of available equipment.
Essakane implemented additional measures in the quarter to protect against COVID-19 that included thermal screening of all personnel and visitors entering the site and the Ouagadougou office. The 20-bed field hospital and medical confinement house established in Ouagadougou in 2020 remain to accommodate any future COVID-19 cases.
Q1 Performance
Attributable gold production of 102,000 ounces was (i) in line with the prior quarter as both periods benefited from higher grades noted above, and (ii) higher by 21% compared to the same prior year period, primarily due to higher head grades, partially offset by lower recoveries.
Gold sales of 114,000 ounces were (i) in line with the prior quarter, and (ii) higher by 37% compared to the same prior year period, reflecting increased production and the postponement of gold shipments in the first quarter 2020 due to COVID-19 related border closures.
Cost of sales per ounce sold of $999 and total cash costs per ounce produced of $934 were (i) in line with the prior quarter, and (ii) higher by 3% compared to the same prior year period, primarily due to lower capitalized stripping, higher consumption of reagents, higher energy prices, and higher royalties due to a higher realized gold price, partially offset by higher sales and production volumes.
All-in sustaining costs per ounce sold of $1,061 were (i) lower by 8% compared to the prior quarter, primarily due to lower sustaining capital expenditures, and (ii) higher by 1% compared to the same prior year period, primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.
There was no impact from realized derivatives to total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2021 (fourth quarter 2020 - $10 loss, and first quarter 2020 - $9 loss and $10 loss, respectively).
Sustaining capital expenditures of $5.4 million primarily included capital spares of $2.9 million, security of $0.9 million and mobile and mill equipment of $0.8 million. Expansion capital expenditures of $14.5 million primarily included capitalized stripping of $9.2 million, community village resettlement of $1.6 million and the mill upgrade project costs of $1.0 million.
Outlook
Attributable production guidance for 2021 for Essakane remains between 365,000 and 390,000 ounces. Mine production is expected to continue at current levels and the site will commence strategic push backs resulting in increased capitalized stripping in the second half of the year. Mill feed will be supplemented by ore stockpiles and grades are expected to be lower than the first quarter for the remainder of the year. The Company will also be completing an updated internal study in the second half of the year with respect to its proposed future heap leach operation. Negotiations on Essakane's expiring three year collective labour agreement are expected to begin at the end of the second quarter.
Capital expenditures are expected to be approximately $150 million, comprising $60 million of sustaining and $90 million of expansion capital. Capital expenditures are expected to increase in the second half of the year with higher capitalized stripping on strategic pushbacks.
Brownfield Exploration
During the first quarter 2021, exploration activities focused on an air core drilling and sampling program over selected target areas on the Essakane mining lease and adjacent exploration concessions. The results of this program will be used to help guide future drilling programs targeting the discovery of new zones of shallow oxide mineralization proximal to the Essakane mill.
Approximately 7,000 metres of diamond and RC drilling is planned in 2021 to evaluate the resource potential at select high-priority targets within trucking distance to Essakane, including GEM, Korizena, and Tassiri.
Bambouk District
The Bambouk District includes the Boto Gold Project, the Karita Gold Project and the Diakha-Siribaya Gold Project.
The Company is building on its exploration success along the Senegal-Mali Shear Zone with additional discoveries located within 15 kilometres of the Boto Gold Project in adjacent countries. Ongoing exploration programs include delineation drilling to upgrade and convert mineral resources to a higher confidence level at the Diakha deposit in Mali and support an initial resource estimate at the Karita discovery in Guinea, expected in 2022. To support this developing district, the Company continues to examine initiatives to identify synergies to support the evaluation of various potential development scenarios for these new discoveries in the Bambouk District.
Boto Gold Project, Senegal
The Boto Gold Project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free carried interest. The project is located on an exploitation permit granted in 2020 for an initial 20 year period and is currently undergoing various de-risking activities as detailed below.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	19

During the first quarter 2021, project de-risking activities continued, with plant engineering advancing to approximately 75% complete. Activities included advancing access road and permanent camp construction, with camp facility contracts expected to be awarded in the second quarter 2021. Various geotechnical and hydrogeological assessments are underway which will be used to refine facility and pit design. Restrictions related to the COVID-19 pandemic eased during the fourth quarter 2020, and continue to allow work on site to progress with the proper controls and processes in place to ensure a safe working environment for all personnel and nearby communities. Capital expenditures during the first quarter totaled $14.5 million.
Boto has implemented random antigen testing on site to provide additional protection for the workforce against COVID-19.

	Q1 2021	Q4 2020	Q1 2020
Capital expenditures ($ millions)	$14.5	$6.2	$2.2
Outlook
In 2021, capital expenditures are expected to total $60 million with an early works package that includes the completion of a road providing permanent access to the Boto site, engineering for critical plant equipment, and sustainability programs targeted to promote cohesion with local communities and ensure adequate environmental protections. These expenditures are being incurred in the process of de-risking and positioning the project for a future construction decision.
Karita Gold Project, Guinea
The Karita Gold Project is wholly-owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south. During 2019, a first pass RC drilling program totaling approximately 1,800 metres was completed from which reported assay results confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights include: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).
Approximately 20,000 metres of delineation drilling is planned in 2021 to support completion of a future initial resource estimate, targeted for 2022.
Diakha-Siribaya Gold Project, Mali
The Diakha-Siribaya Project is wholly-owned by IAMGOLD and consists of eight contiguous exploration permits which cover a total area of 596.5 square kilometres, located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.
During the first quarter 2021, the Company completed approximately 4,000 metres of diamond and RC drilling focused on infill drilling to upgrade resource confidence at the Diakha deposit as well as explore selected targets areas elsewhere on the property.
Approximately 28,000 metres of infill drilling is planned in 2021 to upgrade inferred resources in support of ongoing evaluation studies of the Bambouk District as well as evaluate priority exploration targets for potential new zones of mineralization.
Discontinued Operations
Mali - Yatela Mine
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited ("AGA"), entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, one to create a state entity, and the other to create a dedicated state account for the sole purpose of financing the closure and rehabilitation of the Yatela mine as well as certain social projects to the benefit of the surrounding populations. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment.
At the end of the first quarter 2021, the Yatela disposal group continued to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close. The Yatela disposal group is presented as discontinued operations in the Consolidated statements of earnings (loss) and the Consolidated statements of cash flows.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	20

Exploration
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the first quarter 2021, expenditures for exploration and project studies totaled $10.4 million compared to $11.2 million in the prior quarter, and $10.9 million in the same prior year period, of which $7.3 million was expensed and $3.1 million was capitalized. Total exploration expenditures continue to reflect the impact of localized work restrictions and program curtailments experienced across some projects arising from the ongoing global COVID-19 pandemic. During the quarter, drilling activities on active projects and mine sites totaled approximately 40,000 metres. For additional information regarding the brownfield and greenfield exploration projects, refer to the Regions section. The Company's exploration guidance for 2021 is $56 million.

($ millions)	Q1 2021	Q4 2020	Q1 2020
Exploration projects - greenfield	$5.5	$6.1	$6.0
Exploration projects - brownfield[1]	4.9	5.1	4.9
	$10.4	$11.2	$10.9
1Exploration projects - brownfield for the first quarter 2021 included near-mine exploration and resource development of $3.1 million (fourth quarter 2020 - $2.7 million, first quarter 2020 - $2.5 million).
Loma Larga, Ecuador
The Company, through its 35.5% equity ownership interest in INV Metals Inc., has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the first quarter 2021, the Company participated in a private placement and acquired an additional 4.8 million common shares at a price of C$0.45 per share for an aggregate amount of $1.7 million (C$2.2 million) to maintain a 35.5% ownership interest.
FINANCIAL CONDITION

Liquidity and Capital Resources
As at March 31, 2021, the Company had $967.8 million in cash and cash equivalents ($963.0 million) and short-term investments ($4.8 million). Restricted cash to guarantee the environmental indemnities related to Essakane totaled $37.5 million.
As at March 31, 2021, the Company had C$215.3 million ($171.3 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up $2.5 million compared to December 31, 2020.
Uncollateralized performance bonds of C$39.1 million ($31.1 million) were outstanding to guarantee the Company's obligations in accordance with section 36 of the Fisheries Act (Canada) and the Connection and Cost Recovery Agreement related to the Côté Gold Project.
Working capital as at March 31, 2021, was $976.9 million, down $83.8 million compared to December 31, 2020. The decrease was due to lower current assets ($29.6 million) and higher current liabilities ($54.2 million).
Current assets as at March 31, 2021 were $1,365.9 million, down $29.6 million compared to December 31, 2020. The decrease was primarily due to lower receivables and other current assets ($27.8 million), inventories ($22.1 million), and short-term investments ($1.2 million), partially offset by higher cash and cash equivalents ($21.5 million).
Current liabilities as at March 31, 2021 were $389.0 million up $54.2 million compared to December 31, 2020. The increase was primarily due to higher current portion of deferred revenue ($48.8 million), accounts payable and accrued liabilities ($6.6 million), income taxes payable ($2.6 million), and current portion of provisions ($2.2 million), partially offset by lower current portion of derivative liabilities ($6.0 million).

	March 31, 2021	December 31, 2020
Working capital[1] ($ millions)	$976.9	$1,060.7
Current working capital ratio[2]	3.5	4.2
1Working capital is defined as current assets less current liabilities.
2Current working capital ratio is defined as current assets divided by current liabilities.
The following table summarizes the Company's long-term debt:

($ millions)	Q1 2021	Q4 2020	Q1 2020
5.75% Senior Notes[1]	$441.7	$438.6	$—
7% Senior Notes	—	—	400.2
Equipment Loans[2]	25.0	28.0	18.9
	$466.7	$466.6	$419.1
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $7.0 million as at March 31, 2021 (December 31, 2020 - $7.2 million) and also excludes the embedded derivative.
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.2 million as at March 31, 2021 (December 31, 2020 - $0.2 million).

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	21

1 Includes principal and interest payments in $ millions.
To provide additional financial flexibility as it executes its growth strategy, in January 2019, the Company entered into a gold sale prepayment arrangement (the "Arrangement") with a syndicate of banks with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce. Pursuant to the Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022. The cost of the Arrangement is 5.38% per annum.
In April 2021, the Company entered into gold sale prepayment arrangements at an average cost of 4.44% per annum in respect of 50,000 gold ounces at an average price of $1,753 per ounce, which will result in a total prepayment to the Company of $80.3 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces to the counterparties over the course of 2024. These transactions have the effect of rolling one-third of the Arrangement from 2022 to 2024, with the new gold deliveries occurring after the completion of the construction of the Côté Gold Project.
In September 2020, the Company completed the issuance of $450 million of Senior Notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Company’s interest payment on April 15, 2021 totaled $14.5 million. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
The Company has a $500 million secured credit facility, which was entered into in December 2017 and amended in February 2021 to primarily extend the maturity date to January 31, 2025 for $490 million of the available credit. As at March 31, 2021, the Company had letters of credit in the amount of $1.8 million issued under the credit facility to guarantee certain environmental indemnities and $498.2 million was available under the credit facility resulting in available liquidity at March 31, 2021 of $1,466 million.
In addition to the gold sale prepayment arrangements noted above, the Company previously announced that, under appropriate conditions, it may enter into derivative contracts in respect of up to an additional 25% of total annual production to mitigate financial exposures during the construction of the Côté Gold Project between 2021 and mid-2023. Refer to the Market Risk section - Summary of Hedge Portfolio for the outstanding gold bullion derivative contracts.
Periodically, the Company reviews opportunities to return capital to its shareholders including through dividends or a share buy back program in the context of market conditions, share price, its financial position, capital requirements, forecast performance and realized gold prices. The Company is committed to delivering superior shareholder returns, with the current focus on developing its top-tier Côté Gold Project. The project requires significant capital investment funded by the Company's current available liquidity and future cash flows from operations. As the project becomes operational, dependent on the gold price environment, the Company expects to generate significant free cash flow. This could allow the Company to consider returns to shareholders through instituting a sustainable dividend or a share repurchase program that would recognize the interests of its shareholders in the Company’s anticipated strong performance while balancing capital allocation between future growth and distributions to shareholders.
Contractual Obligations
As at March 31, 2021, contractual obligations with various maturities were $1,365.9 million, primarily comprising expected future contractual payments of long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section - Summary of Hedge Portfolio.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	22

Cash Flow

($ millions)	Q1 2021	Q4 2020	Q1 2020
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$101.7	$128.7	$44.0
Investing activities	(63.3)	(78.0)	(64.1)
Financing activities	(14.2)	(9.0)	(7.3)
Effects of exchange rate fluctuation on cash and cash equivalents	(2.7)	9.2	(8.2)
Increase (decrease) in cash and cash equivalents	21.5	50.9	(35.6)
Cash and cash equivalents, beginning of the period	941.5	890.6	830.6
Cash and cash equivalents, end of the period	$963.0	$941.5	$795.0
Operating Activities
Net cash from operating activities for the first quarter 2021 was $101.7 million, a decrease of $27.0 million from the prior quarter, primarily due to lower earnings after non-cash adjustments ($29.5 million), lower dividends received from related parties ($8.2 million), partially offset by lower income taxes paid ($8.9 million) and higher cash receipts from settlement of derivatives ($3.5 million).
Compared to the first quarter 2020, the increase of $57.7 million resulted primarily from higher earnings after non-cash adjustments ($8.4 million), favourable movements in non-cash working capital items, primarily resulting from a decrease in receivables and other current assets ($38.8 million) primarily from receipts for value added tax and a decrease in inventory and non-current ore stockpiles ($10.0 million), and higher cash receipts from settlement of derivatives ($3.5 million).
The first quarter 2021 movements in non-cash working capital items and non-current ore stockpiles is an inflow of $19.2 million which is broken down as follows:
•Receivables and other current assets were an inflow of $31.7 million, primarily due to receipts for value added tax;
•Inventories and non-current ore stockpiles were an inflow of $0.4 million; and
•Accounts payable and accrued liabilities were an outflow of $12.9 million, primarily related to the settlement of supplier invoices and the payment of the bonus liability.
Investing Activities
Net cash used in investing activities for the first quarter 2021 was $63.3 million, a decrease of (i) $14.7 million from the prior quarter, primarily due to proceeds from the sale of the Company's non-core royalty portfolio ($35.7 million), partially offset by proceeds from the sale of Sadiola in the fourth quarter 2020 ($25.0 million); and (ii) $0.8 million from the same prior year period, primarily due to an increase in capital expenditures for property, plant and equipment ($34.4 million), offset by proceeds from the sale of the Company's non-core royalty portfolio ($35.7 million).
Financing Activities
Net cash used in financing activities for the first quarter 2021 was $14.2 million, an increase of (i) $5.2 million from the prior quarter, primarily due to dividends paid to non-controlling interest ($4.3 million) and an increase in other financing activities ($1.6 million); and (ii) $6.9 million from the same prior year period, primarily due to dividends paid to non-controlling interest ($4.3 million) and an increase in lease obligations, equipment loans, and other financing activities.
Market Trends
Global Financial Market Conditions and Gold Price
Gold started the year on a strong note, making a high of $1,959 in January 2021. Rising U.S. treasury rates saw the precious metal drift to a low of $1,677 in March. Growing optimism that the worst of the COVID-19 pandemic was over may have also diminished investors’ interest in allocating gold in their risk mitigation strategies, as they had been doing under more uncertain market conditions in the previous year.
The price of gold is a key driver of the Company’s profitability. The average and closing market gold price and the Company’s average realized gold price in the first quarter 2021 are set out below. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold Project construction period. Refer to the Market Risk section for more information.

	Q1 2021	Q4 2020	Q1 2020
Average market gold price ($/oz)	$1,794	$1,874	$1,583
Average realized gold price[1] ($/oz)	$1,781	$1,865	$1,603
Closing market gold price ($/oz)	$1,691	$1,888	$1,609
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	23

Currency and Oil Prices
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar appreciated approximately 1% against the U.S. dollar in the first quarter 2021 compared to the prior quarter. Interest rate cuts in the U.S. in 2020 have brought U.S. Treasury yields to a lower premium over those in other countries. This low treasury yield trend continued to persist in 2021 and has made the U.S. dollar less attractive against the Canadian dollar.
The Company has minimal exposure to euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to the Market Risk section for more information.
The price of Brent and WTI were approximately 22% higher than in the prior quarter. Expectations of strong demand for goods and services with the global roll-out of COVID-19 vaccines contributed to the surge in crude prices in the first quarter 2021.
The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. Refer to the Market Risk section for more information.

	Q1 2021	Q4 2020	Q1 2020
Average rates
USDCAD	1.2661	1.3027	1.3444
EURUSD	1.2053	1.1930	1.1026
Closing rates
USDCAD	1.2572	1.2754	1.4120
EURUSD	1.1743	1.2228	1.1021
Average Brent price ($/barrel)	$61	$45	$51
Closing Brent price ($/barrel)	$64	$52	$23
Average WTI price ($/barrel)	$58	$43	$46
Closing WTI price ($/barrel)	$59	$49	$20
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2021 production levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Total Cash Costs[1] $/oz	Annualized impact on All-in Sustaining Costs[1] $/oz
Gold price[2]	$100/oz	$7/oz	$7/oz	$7/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
USDCAD	$0.10	$10/oz	$10/oz	$15/oz
EURUSD	$0.10	$14/oz	$14/oz	$20/oz
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel and Westwood on an attributable basis.
2Gold price sensitivities relate to royalty cost arrangements and additional costs with a gold price link, which are included in total cost of sales, cash costs and all-in sustaining costs.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	24

Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Oil Contracts and Fuel Market Price Risk
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold Contracts and Market Price Risk
The Company’s primary source of revenue is gold. To manage the risk associated with the fluctuation in the price of gold, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold Project construction period.
Summary of Hedge Portfolio
At March 31, 2021, the Company’s outstanding hedge derivative contracts were as follows:

	2021	2022	2023	2024
Foreign Currency[1]
Canadian dollar contracts (millions of C$M)	234	210	185
Rate range[2] (USDCAD)	1.28 - 1.47	1.30 - 1.48	1.30 - 1.46
Hedge ratio	40%	29%	33%

Commodities[1,3,4]
Brent oil contracts (barrels)[5]	441	520	428	270
Contract price range ($/barrel of crude oil)	54 - 65	50 - 65	41 - 65	41 - 55
Hedge ratio	77%	69%	57%	37%

WTI oil contracts (barrels)[5]	447	573	473	270
Contract price range ($/barrel of crude oil)	31 - 62	38 - 62	36 - 60	38 - 50
Hedge ratio	89%	92%	71%	40%

Gold bullion contracts (ounces)[6]	145	18	24
Contract price range ($/ounce)	1,600 - 3,000	1,800 - 3,000	1,700 - 2,700
1The Company executed currency and fuel hedges due to favourable market conditions relative to internal planning rates.
2The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2021 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.
3The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2021 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
4The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2021 and 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price. Gold hedges in 2022 do not include the 150,000 ounces which the Company has committed to deliver to its counterparties under the Arrangement.
5Quantities of barrels are in thousands.
6Quantities of ounces are in thousands.
During the first quarter 2021, the Company executed gold collar option contracts in the range of $1,700 to $2,700 per ounce, from January to June 2023 to hedge its gold revenue. The premium paid for these contracts was $1.1 million. The Company also hedged C$45 million of the Côté Gold Project’s Canadian dollar exposure at an average forward contract rate of $1.28 from April to October 2021.
Subsequent to the end of the first quarter 2021, the Company entered into gold sale prepayment arrangements at an average cost of 4.44% per annum in respect of 50,000 gold ounces at an average price of $1,753 per ounce, which will result in a total prepayment to the Company of $80.3 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces over the course of 2024. These transactions had the effect of rolling one-third of the Arrangement from 2022 to 2024, after the completion of the construction of the Côté Gold Project.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	25

Shareholders' Equity

Number issued and outstanding (millions)	March 31, 2021	April 30, 2021
Common shares	476.5	476.6
Share options[1]	5.2	5.1
1Refer to note 23 of the consolidated interim financial statements for all outstanding equity awards.
QUARTERLY FINANCIAL REVIEW

	2021	2020				2019
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$297.4	$347.5	$335.1	$284.6	$274.5	$293.4	$274.4	$246.5
Net earnings (loss) from continuing operations[1]	$21.7	$68.0	$(7.7)	$27.3	$(32.9)	$(291.1)	$(8.4)	$(18.5)
Net earnings (loss) from discontinued operations	$—	$4.1	$—	$—	$—	$(50.1)	$7.2	$4.2
Net earnings (loss) attributable to equity holders	$19.5	$63.1	$(11.6)	$25.5	$(34.4)	$(353.9)	$(3.0)	$(14.4)
Basic and diluted earnings (loss) per share attributable to equity holders	$0.04	$0.13	$(0.02)	$0.05	$(0.07)	$(0.76)	$—	$(0.03)
1In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2020 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2020 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2020 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2020 by the Company’s management, including the CEO and CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2021 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	26

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2020.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
Readers of this MD&A should consider the information included or incorporated by reference in this document and the consolidated interim financial statements. The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach. The Company’s view of risks is not static. An important component of the Company's ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring, reporting, and mitigation processes.
For a comprehensive discussion of the risk factors that affect the Company and its business, please refer to the Company’s latest annual information form ("AIF"), filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html and the 2020 year-end audited consolidated financial statements. These risk disclosures are incorporated by reference herein.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	27

The principal risks and uncertainties to the Company’s business, financial condition and/or results of operations that were new, elevated or remain elevated in the first quarter 2021 are described above under Market Risk and below:
Labour Disruptions
The Company is dependent on its workforce to extract and process minerals and labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition.
A number of the Company’s employees are represented by labour unions under various collective labour agreements. However, these agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such strike or work stoppage, including ones that result from unsuccessful negotiations with respect to labour agreements, could have a material adverse effect on the Company’s earnings, financial condition and/or operating results.
The collective labour agreement with the Rosebel labour union expired in August 2020 and negotiations for the renewal of the collective agreement are still in progress. In addition, the collective labour agreement with the Essakane labour union expires in June 2021, with negotiations expected to start in May 2021. Until the final agreements are signed, there is uncertainty on how the results from negotiations with respect to these new labour agreements will impact the Company’s future operational and financial plans.
Geotechnical Risk
Mining operations have inherently high geotechnical risks for both underground and open pit operations. Underground workings, pit slopes, ore waste dumps or stockpiles, and other excavations may be subject to local or widespread geotechnical failure due to numerous factors, such as over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors. The occurrence of one or more of these events could result in the longer or permanent closure of all or part of a mining operation, injuries to mine personnel or others, and/or damage to mine infrastructure, equipment or facilities.
The ground conditions continue to generate seismic events of different magnitude, impacting the development and progression of production at the Westwood mine. The ore body remains very complex and challenging, despite the significant work carried out to optimize the mining methods, cost structure and refocus the mining activities to deliver operating results safely and as planned. The mine continues to experience seismic events and, after the most recent seismic activity in October 2020, underground operations were suspended to allow for the completion of additional studies including geotechnical and other reviews. A business recovery plan is in progress and a rehabilitation plan is currently underway. The Company is expecting to make a decision in the second quarter 2021 with respect to a possible targeted safe restart in the second half of the year. Although the annual production plans have been adjusted accordingly, there can be no assurance that the current plans can be achieved, and the production could potentially be below the estimated levels. The Company's guidance incorporates underground production from the Westwood mine commencing in the second half of 2021.
In addition, the Company's open pit mines could be affected by pit walls instability, rock fall, landslides, major mine wall failure, and pit flooding due to extreme weather events including unseasonal and/or intense rainfall events. An unusual amount of rain has been recorded during the first quarter 2021 at Rosebel and has continued into the second quarter, impacting the operational plans and slowing down production. To mitigate the risk, detailed engineering plans are in place to ensure continuous monitoring of the ground controls, pit infrastructure and water management. However, there can be no assurance that the current mitigation plans will prevent any material impact to the Company’s operations.
Major Equipment Failure
The Company’s Essakane and Rosebel mines have been in operation for more than ten years. The ageing equipment and infrastructure is a significant risk for the operations. A major failure of one or more of the critical equipment at the operating mines could lead to a production stoppage that could have a material adverse effect on the Company’s operations. Prolonged usage, associated with unfavorable environmental conditions such as extreme weather-related events and high humidity and dust levels, could lead to a more rapid deterioration of infrastructure and properties, key mobile and mill equipment such as the shovels, SAG mill or the ball mill. In March 2021, Essakane experienced the breakdown of a conveyor structure, however the rapid implementation of an alternative method to continue mill feed after this breakdown ensured that there was minimal impact on production. Although the Company conducts extensive maintenance and monitoring, and incurs significant costs to maintain the Company’s equipment and infrastructure, unanticipated failures or damage, may occur that could expose the personnel to serious occupational and workplace accidents, and could cause temporary or permanent closure of all or part of the operation. These events may result in significant losses as well as substantial costs to respond to and recover from the event, and possibly to modify existing or future infrastructure requirements to prevent recurrence.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	28

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
Gold Margin
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

($/oz of gold)	Q1 2021	Q4 2020	Q1 2020
Average realized gold price[1]	$1,781	$1,865	$1,603
Total cash costs[2,3]	1,052	998	993
Gold margin	$729	$867	$610
1Refer to page 30 for calculation.
2Refer to page 32 for calculation.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these non-cash items, this non-GAAP measure provides investors with the ability to better evaluate the operating cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q1 2021	Q4 2020	Q1 2020
Net cash from operating activities	$101.7	$128.7	$44.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(31.7)	4.5	8.0
Inventories and non-current ore stockpiles	(0.4)	(13.3)	9.7
Accounts payable and accrued liabilities	12.9	(11.9)	11.1
Net cash from operating activities before changes in working capital	$82.5	$108.0	$72.8

__________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	29

Mine-Site Free Cash Flow
Mine-site free cash flow is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.
Mine-site free cash flow does not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

($ millions, except where noted)	Q1 2021	Q4 2020	Q1 2020
Net cash from operating activities	$101.7	$128.7	$44.0
Adjusting items:
Operating cash flow used by non-mine site activities	27.1	10.8	27.1
Cash flow from operating mine sites	$128.8	$139.5	$71.1

Capital expenditures for property, plant and equipment	$102.5	$106.4	$67.5
Adjusting items:
Capital expenditures from construction and development projects and corporate	(63.2)	(44.6)	(10.5)
Capital expenditure from operating mine-sites	$39.3	$61.8	$57.0
Mine-site free cash flow	$89.5	$77.7	$14.1
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

($ millions, except where noted)	Q1 2021	Q4 2020	Q1 2020
Revenues	$297.4	$347.5	$274.5
Gold hedging losses (gains)	0.5	—	—
By-product credit and other revenues	(0.4)	(0.6)	(1.1)
Revenues	$297.5	$346.9	$273.4
Sales (000s oz)	167	185	171
Average realized gold price per ounce[1,2] ($/oz)	$1,781	$1,865	$1,603
1Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
2Average realized gold price per ounce sold, consists of Essakane, Rosebel and Westwood.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	30

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) attributable to equity holders per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss), to adjusted net loss attributable to equity holders of IAMGOLD.

($ millions, except where noted)	Q1 2021	Q4 2020	Q1 2020
Earnings (loss) before income taxes and non-controlling interests	$32.2	$84.9	$(29.3)
Adjusting items:
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	—	(4.2)	12.0
Unrealized loss on embedded derivatives - 5.75% Senior Notes	3.1	—	—
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	(2.7)	(3.6)	17.1
Unrealized loss on warrants	—	—	0.9
Gain on sale of royalties	(35.7)	—	—
COVID-19 expenses	4.5	4.2	—
Care and maintenance costs at Westwood	13.1	14.6	—
Write-down of assets	0.7	1.0	0.5
Foreign exchange (gain) loss	3.3	(3.4)	4.9
Impairment charge, net of reversals	—	(45.8)	—
Changes in estimates of asset retirement obligations at closed sites	—	6.1	—
Adjusted earnings before income taxes and non-controlling interests	18.5	53.8	6.1
Income taxes	(10.5)	(16.9)	(3.6)
Tax on foreign exchange translation of deferred income tax balances	(0.5)	(18.0)	0.2
Tax impact of adjusting items	0.9	9.2	(6.1)
Non-controlling interests	(2.2)	(9.0)	(1.5)
Adjusted net earnings (loss) attributable to equity holders	$6.2	$19.1	$(4.9)
Adjusted net earnings (loss) per share attributable to equity holders	$0.01	$0.04	$(0.01)
Basic weighted average number of common shares outstanding (millions)	475.8	474.7	470.1
After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings attributable to equity holders in the first quarter 2021 of $6.2 million.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	31

Total Cash Costs per Ounce Produced
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The Company reports the measure for the Essakane, Rosebel and Westwood mines.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

($ millions, except where noted)	Q1 2021	Q4 2020	Q1 2020
Cost of sales[1], excluding depreciation expense	$179.2	$193.9	$179.2
Adjust for:
By-product credit, excluded from cost of sales	(0.4)	(0.6)	(1.1)
Stock movement	5.8	(0.5)	7.7
Other mining costs	(7.2)	(10.3)	(5.1)
Cost attributed to non-controlling interests[2]	(13.7)	(13.6)	(12.0)
	$(15.5)	$(25.0)	$(10.5)

Total cash costs[3]	$163.7	$168.9	$168.7
Total attributable gold production (000s oz)	156	169	170
Total cash costs[3,4] ($/oz)	$1,052	$998	$993
1As per note 30 of the consolidated interim financial statements.
2Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
4Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	32

All-In Sustaining Costs per Ounce Sold
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures which are required to maintain existing operations, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to construction and development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
AISC does not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

($ millions, attributable, except where noted)	Q1 2021	Q4 2020	Q1 2020
Cost of sales[1], excluding depreciation expense	$165.0	$179.4	$167.5
Sustaining capital expenditures[1]	12.8	25.2	14.0
Sustaining lease principal payments	1.5	1.5	1.5
By-product credit, excluded from cost of sales	(0.4)	(0.5)	(1.1)
Corporate general and administrative costs[2]	8.9	14.5	11.6
Environmental rehabilitation accretion and depreciation	2.1	2.1	2.2
	$189.9	$222.2	$195.7

Attributable gold sales (000s oz)	153	172	159
AISC[3,4] ($/oz)	$1,238	$1,294	$1,230
AISC excluding by-product credit[3,4] ($/oz)	$1,240	$1,298	$1,237
1Refer to note 30 of the consolidated interim financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 3 for 2021 sustaining capital expenditures, on a 100% basis.
2Corporate general and administrative costs exclude depreciation expense.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
4AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	33

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects of the Company’s projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, "transformational", "best-in-class", "top-tier", “seek”, “targets”, "suspended", "superior return(s)", "superior shareholder return(s)", "cover", “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them.
The Company cautions the reader that reliance on such forward-looking statements involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; and seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; laws and regulations governing the protection of the environment; employee relations; attraction and retention of key employees; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the inherent risks involved in the exploration, development and mining business generally. Please see the AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION First Quarter 2021 Management’s Discussion and Analysis	34